UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number: 001-35729

JOYY Inc.

30 Pasir Panjang Road #15-31A Mapletree Business City,

Singapore 117440
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Duowan Entertainment Corporation Invests in Shopline

Duowan Entertainment Corporation (the “Company”), together with other investors, have entered into a definitive agreement with Shopline Corporation Limited (“Shopline”), a company that operates the e-commerce online platform “SHOPLINE,” together with other ancillary services including logistics, payments and marketing, to enable and facilitate merchants to establish their e-commerce operations. Pursuant to the agreement, the Company will subscribe for series B preferred shares of Shopline for an aggregate cash consideration of US$182.89 million. The financial results of Shopline will be consolidated by JOYY INC.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. JOYY may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Statements that are not historical facts, including statements about JOYY’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in JOYY’s filings with the SEC. All information provided in this announcement is as of the date of this announcement, and JOYY does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JOYY INC.

By:	/s/ David Xueling Li
	Name:	David Xueling Li
	Title:	Chairman and Chief Executive Officer

Date: August 22, 2022